UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number: 001-36582

Auris Medical Holding Ltd.

(Exact name of registrant as specified in its charter)

Clarendon House, 2 Church Street

Hamilton HM 11, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Reduction of the par value of the Company’s common shares

As previously announced, on June 4, 2020, the shareholders of Auris Medical Holding Ltd. (the “Company”) approved the reduction of the issued share capital of the Company by reducing the par value of each common share of the Company in issue from CHF 0.40 to CHF 0.01 (the “Reduction”) with effect from not before June 4, 2020 and no later than June 30, 2020 (the “Effective Date”), which date the Board of Directors of the Company subsequently resolved to be June 30, 2020, provided the Company satisfied the requirements of section 46(2) of the Companies Act 1981, as amended of Bermuda on the Effective Date.

On June 30, 2020, the Reduction took effect, the issued share capital of the Company was reduced from CHF 2,023,633.60 to CHF 50,590.84, the amount of such reduction was credited to the contributed surplus account of the Company and the authorized share capital of the Company attributable to common shares was reduced to CHF 250,000, divided into 25,000,000 common shares of CHF 0.01 each.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Number 333-228121) and Form S-8 (Registration Number 333-232735) of Auris Medical Holding Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Auris Medical Holding Ltd.

By:	/s/ Thomas Meyer
	Name:	Thomas Meyer
	Title:	Chairman and Chief Executive Officer

Date: July 2, 2020

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